United States of America
before the
Securities and Exchange Commission

Securities Exchange Act of 1934
Rel No. 48988 / December 23, 2003

Admin. Proc. File No. 3-11228

In the Matter of

INVESTCO, INC.

NOTICE THAT INITIAL DECISION HAS BECOME FINAL

The time for filing a petition for review of the initial decision in this proceeding has expired. No such petition has been filed with respect to Investco, Inc., and the Commission has not chosen to review the decision as to it on its own initiative.

Accordingly, notice is hereby given, pursuant to Rule 360(e) of Commission's Rules of Practice, that the initial decision of the administrative law judge */ has become the final decision of the Commission with respect to Investco, Inc. The order contained in the decision with respect to it is hereby declared effective. That order revoked the registration of all securities of Investco, Inc.

For the Commission by the Office of the General Counsel, pursuant to delegated authority.

>   Jonathan G. Katz
>   Secretary

Endnote

*/ *Investco, Inc.*, Decision Rel. No. 240 (Nov. 24, 2003), ___SEC Docket
___.

INITIAL DECISION RELEASE NO. 240
ADMINISTRATIVE PROCEEDING
FILE NO. 3-11228

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of	:	
	:	
INVESTCO, INC.	:	INITIAL DECISION
	:	November 24, 2003
	:	
	:	

APPEARANCES: Anne C. McKinley for the Division of Enforcement, Securities and Exchange Commission

William S. Scott for Investco, Inc.

BEFORE: Robert G. Mahony, Administrative Law Judge

INTRODUCTION

The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on August 20, 2003, against Respondent Investco, Inc. (Investco), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Investco violated Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder by failing to file its annual reports on Form 10-K for the years ended December 31, 2001, and December 31, 2002, and its quarterly reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002, September 30, 2002, and March 31, 2003. (OIP at 1-2.)

Investco filed its Answer on October 6, 2003, in which it admitted to the filing failures alleged in the OIP. Investco also admitted that it failed to file its quarterly report on Form 10-Q for the quarter ended June 30, 2003. It further admits that its Nevada business charter has been revoked. (Answer at 1.) Investco explains its misconduct by placing blame on its former chief executive officer (CEO), who was removed from office in June 2002, because he possessed all company records until the first quarter of 2003, and had refused Investco access to the records to prepare its financial statements. (Answer at 2.)

Investco represents that it has now received a new infusion of cash from existing shareholders through a private placement. It has also employed a new CEO and president, and hired a certified public accountant to review its periodic reports and bring the company into compliance to resume trading. (Answer at 2.)

On October 17, 2003, the Division of Enforcement (Division) filed a Motion for Summary Disposition and Memorandum in Support (Motion). Investco filed its Response to the Commission's Motion for Summary Disposition (Response) on November 12, 2003.[1] The Response adopts the unsworn statement of Investco's sole officer and director. (Response at 1; Resp. Ex. A.)

In its Response, Investco claims that the landlord of its previous office space withheld its records until January 2003 for failure to pay rent. (Resp. Ex. A at 1.) Investco further stated that its new director and officer is now in possession of its records and is in the process of sorting through and organizing them to bring its reports current. (Response at 2.) Investco also represented that it filed a Form 8-K on October 6, 2003. (Resp. Ex. A at 1.) The Division filed its Reply in Support of its Motion for Summary Disposition (Reply) on November 18, 2003, and urges that the registration of all Investco stock be revoked and not merely suspended as Investco requests. (Response at 3; Reply at 4.)

STANDARD FOR SUMMARY DISPOSITION

After a respondent's answer has been filed, a party may make a motion for summary disposition of any or all allegations in the OIP. The facts of the pleadings of the party against whom the motion is made shall be taken as true, except as modified by stipulations or admissions made by that party, by uncontested affidavits, or by facts officially noted pursuant to Rule 323 of the Commission's Rules of Practice. The administrative law judge may grant the motion if there is no genuine issue with regard to any material fact and the moving party is entitled to summary disposition as a matter of law. 17 C.F.R. § 201.250(a)-(b).

FINDINGS OF FACT AND CONCLUSIONS OF LAW

Since August 18, 1999, Investco's common stock has been registered with the Commission pursuant to Section 12(g) of the Exchange Act. (OIP at 1; Motion at 1.) During the time period alleged in the OIP, December 2001 through March 2003, Investco was a Nevada corporation headquartered in Boca Raton, Florida. (OIP at 1.) Investco's business charter was revoked in April 2003. (OIP at 2; Answer at 1; Motion at 4.)

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file annual and quarterly reports timely. Investco failed to file its annual reports on Form 10-K for the years ended December 31, 2001, and December 31, 2002, and its quarterly reports on Form 10-Q for the quarters ended March 31, 2002, June 30, 2002, September 30, 2002, and March 31, 2003. (OIP at 1-2; Answer at 1; Motion at 2;

---

[1] Citations to the exhibits attached to the Motion will be noted as "(Div. Ex. __.)." Citations to the exhibits attached to the Response will be noted as "(Resp. Ex. __.)."

Response at 1.) Because Investco failed to file required periodic reports, it has thus violated Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13.

SANCTIONS

Section 12(j) of the Exchange Act authorizes the Commission "as it deems necessary or appropriate for the protection of investors" to revoke or suspend the registration of a security if the Commission finds, on the record after notice and opportunity for hearing, that the issuer of such security has failed to comply with any provision of the Exchange Act or the rules and regulations thereunder.

In determining whether a sanction is necessary and appropriate for the protection of investors, I have considered the following factors:

> [T]he egregiousness of the defendant's actions, the isolated or recurrent nature of the infraction, the degree of scienter involved, the sincerity of the defendant's assurances against future violations, the defendant's recognition of the wrongful nature of his conduct, and the likelihood that the defendant's occupation will present opportunities for future violations.

Steadman v. SEC, 603 F.2d 1126, 1140 (5th Cir. 1979) (quoting SEC v. Blatt, 583 F.2d 1325, 1334 n. 29 (5th Cir. 1978)), aff'd on other grounds, 450 U.S. 91 (1981).

Investco's actions were egregious and recurrent. It repeatedly failed to file required periodic reports during the relevant time period. Investco also failed to file its quarterly report for the quarter ended June 30, 2003. Investco claims that it did not gain possession of its records until the first quarter of 2003. Nevertheless, once Investco gained control of its records it continued to violate Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 by failing to file its quarterly reports for the quarters ended March 31, 2003, and June 30, 2003. There is no evidence that any extension to make these filing was sought.

Investco's new director and officer is in the process of sorting through and organizing its records to bring its periodic reports current. However, Investco has only filed one report with the Commission since the issuance of the OIP, which is a Form 8-K filed on October 6, 2003. Thus, despite Investco's current efforts, I cannot find any assurance against future filing violations. Further, Investco fails to present any persuasive reason why its stock must be publicly traded when it has been raising capital through private placements.

Based on the foregoing, I find it necessary and appropriate for the protection of investors to revoke the registration of all securities of Investco pursuant to Section 12(j) of the Exchange Act.

ORDER

IT IS ORDERED that the Division of Enforcement's Motion for Summary Disposition is GRANTED; and

IT IS FURTHER ORDERED that, based on the findings and the conclusions set forth above and pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of all securities of Investco, Inc., is REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice, 17 C.F.R. § 201.360. Pursuant to that rule, a petition for review of this Initial Decision may be filed within twenty-one days after service of the Initial Decision. It shall become the final decision of the Commission as to each party who has not filed a petition for review pursuant to 17 C.F.R. § 201.360(d)(1) within twenty-one days after service of the Initial Decision upon it, unless the Commission, pursuant to Rule 360(b)(1) of the Commission's Rules of Practice, 17 C.F.R. § 201.360(b)(1), determines on its own initiative to review this Initial Decision as to any party. If a party timely files a petition for review, or the Commission acts to review as to a party, the Initial Decision shall not become final as to that party.

_____
Robert G. Mahony
Administrative Law Judge